EXHIBIT 21
SUBSIDIARIES OF STATE FINANCIAL SERVICES CORPORATION
Subsidiary Name	State of Incorporation

State Financial Bank, National Association	Wisconsin
Hales Corners Development Corporation (1)	Wisconsin
Hales Corners Investment Corporation (1)	Nevada
State Financial Funding Corporation (1)	Nevada
State Financial Real Estate Investment Corporation (2)	Wisconsin

(1)    Subsidiary of State Financial Bank, N.A.
(2)    Subsidiary of State Financial Funding Corporation